

September 29, 2011

Via E-mail
Xin Li
Chief Executive Officer and Director
SGB International Holdings Inc.
No. 25 Jia He Road, Xinjing Centre, Unit C2606
Siming District, Xiamen City, Fujian Province
PRC China 361000

> **Re: SGB International Holdings Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed September 13, 2011**
> **File No. 000-53490**

Dear Mr. Li:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Corporate Structure, page 8

1. We note your response to comment three from our letter dated August 16, 2011; however, the requested revisions do not appear in the chart on page eight. Please revise your disclosure to reflect Mr. Lin Longwen's ownership of the company's shares.

Our Mining Operations, page 12

2. Please disclose whether you intend to apply for an increase in your annual production rate, what production rate you have requested, what is involved in making such a request, what factors are considered by the governmental authority in approving an increase, and the costs involved in such process. In addition, please explain why your prior and new permits limit your annual production rate to 90,000 t/a. In this regard, disclose whether

this is the production amount you sought or whether you sought a larger rate and the relevant authorities authorized a smaller amount.

Permits, page 14

3. Please revise the footnote to this table to reflect the fact, if true, that the scope of Wardrop's work was limited to the area covered by one of your existing permits. The footnote currently references "the current valid mining permit."

Growth Strategy, page 14

4. We note your disclosure that you anticipate updating the NI 43-101 report in May 2011. Please revise your disclosure to reflect the status of this updated report.

Environmental, Health and Safety Approvals, page 16

5. Please revise your disclosure to clarify whether the recent approval of your mining permit for the 6.8 km² area evidenced inspection and acceptance of the same four disciplines discussed on page 17 with respect to your initial mining permit for 5.7 km².

6. We note your response to comment 14 from our letter dated August 16, 2011 as well as your statement on page 17 that "[t]he approval and inspection occurred in the area covered by our mining permits." Please expand your disclosure to clarify which approval and inspection you are referencing and confirm, if true, that these approvals and inspections also cover the area covered by your new mining permit received in May 2011.

7. We note your response to comment 15 from our letter dated August 16, 2011. Please disclose whether there is a written contractual arrangement with respect to these payments.

8. We note your response to comment 16 from our letter dated August 16, 2011. It appears that you omitted part of the last sentence in the first paragraph on page 17. Please revise.

Regulations of Taxation, page 28

9. Please disclose the duration of your agreement with the Coal Management Authority with respect to the amount of VAT you owe per ton of coal.

Regulations on Foreign Exchange, page 28

10. Revise your disclosure to identify the business scope of Yongding Shangzhai.

Notice Concerning Foreign Exchange Controls…, page 29

11. We note your response to comment 26 from our letter dated August 16, 2011. Please revise your disclosure to state, if true, that the coal from your mines is considered "non-special coal" for the purposes of the Guidance Catalogue of Industries for Foreign Investment.

12. Please tell us whether your Chinese legal counsel has provided you with a legal opinion with respect to the issues discussed in this section. If it has, please supplementally provide us with a copy of the legal opinion.

Risk Factors, page 30

"Our management team does not have North American public company experience…," page 37

13. We note your response to comment 28 from our letter dated August 16, 2011 as well as your disclosure that Mr. Yeo works for a Singapore Main Board listed company. Please disclose whether any of your other officers or directors has experience with public companies.

Results of Operations of Yongding Shangzhai (Unconsolidated), page 41

14. We note your disclosure on page 42 that you expect to be advised of the total fees payable for issuance of the new mining permit by the government authority before December 2011. Please disclose management's estimate of this amount. To provide context, disclose the terms of past postponements of the company's mining permit fees that Fujian Provincial Department of Land and Resources Mining Development Bureau has consented to in the past.

Results of Operations of Dragon International, page 45

15. We note your response to comment 32 from our letter dated August 16, 2011. Please expand your disclosure to address the anticipated timeline for opening the two remaining tunnels that have not yet been completed.

Cash Requirements, page 48

16. We note your response to comment 35 from our letter dated August 16, 2011. Please disclose the material terms of these loans, including the dates of the loans, the interest rates and the amounts outstanding under each loan in U.S. dollars.

Thomas Tze Khern Yeo, page 51

17. We note your response to comment 37 from our letter dated August 16, 2011. Please revise your disclosure to identify the business activities of Sunshine Holdings Limited and the date when Sunshine Holdings Limited announced its proposed diversification into the commodities, minerals and resources business. If both Sunshine Holdings and your company are involved in the development and operation of mines, address the extent to which the company expects that there will be conflicts of interest between the two entities and address how that will impact the company. We note your disclosure that you expect Mr. Yeo will follow the provisions in the Business Corporations Act (British Columbia) relating to conflicts of interest, provide notice to your board of directors of any conflict arising from his involvement with Sunshine Holdings Limited and will refrain from participating in decision making in any transactions that may have a conflict of interest. Disclose whether these are only the company's expectations or whether the company has any written policies and procedures regarding conflicts of interest that would apply to Mr. Yeo. Disclose the material terms of the provisions in the Business Corporations Act (British Columbia) relating to conflicts of interest, as well as the material terms of any written policies or procedures of the company.

Exhibit 99.5 Pro Forma Financial Statements

18. Provide the pro forma income statement for the interim period ended March 31, 2011. Pro forma income statements should be presented for the latest fiscal year and interim period.

     You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Kathleen Krebs, Special Counsel at 202-551-3350 with any other questions.

                                      Sincerely,

                                        /s/ Kathleen Krebs for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
       Clark Wilson LLP
       Attn: L.K. Larry Yen, Esq.